EXHIBIT 99.1


AT&T
NEWS RELEASE

For further information:


Eileen M. Connolly  (908) 221-6731 (office)
                    (914) 361-4615 (home)

Dick Gray           (908) 221-5057 (office)
                    (908) 232-3706 (home)


        APPRAISERS DETERMINE PRIVATE MARKET VALUE FOR LIN

FOR RELEASE:  Wednesday, February 15, 1995

     NEW YORK -- AT&T and McCaw Cellular today said that Morgan Stanley has determined that its view of the private market value of LIN Broadcasting, as defined under an earlier agreement, is $105 per share. Morgan Stanley, as announced last month, was named by McCaw to appraise the value under the agreement reached in 1989 when McCaw acquired 52 percent of LIN.

     The agreement gives McCaw the right to purchase the remaining 48 percent of LIN at an appraised private market price, subject to approval of the LIN public shareholders. The investment bankers retained by the independent directors of LIN have indicated that their view of the private market value of LIN is $155 per share.

     The agreement defines private market value as the price per share, including control premium, that an unrelated third party would pay if it were to acquire all the outstanding shares of LIN, including McCaw's holdings, in an arm's-length transaction. The valuation agreement also assumes that the company was being sold in a manner designed to attract all possible participants and to maximize shareholder value.

     If, as happened, the appraisals are more than 10 percent apart, the agreement calls for a third investment bank to be selected and asked to determine its view of the private market value within 20 days. Morgan Stanley and the investment bankers retained by the independent directors of LIN will select the third bank. Once the final valuation is determined under the agreement, McCaw will have 45 days to decide if it will proceed with the acquisition.

     AT&T and McCaw reemphasized that McCaw has not decided if it will offer to acquire LIN's public shares and said it would do so only if it believes the private market price set under the process defined in the agreement is reasonable.

     If McCaw decides not to proceed with the acquisition, the agreement calls for McCaw to offer all of LIN for sale under the direction of the independent directors. Any such sale would also be subject to the approval of the LIN public shareholders.

     LIN has a total of about 53.3 million shares on a fully diluted basis, including those owned by McCaw.


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